EXHIBIT 99.1

N   O   V   A        R   E   S   O   U   R   C   E ,       I   N   C.

CERTIFIED PETROLEUM  GEOLOGISTS   *REGISTERED PROFESSIONAL ENGINEERS*   CERTIFIED PETROLEUM GEOPHYSICISTS

Oil & Gas Exploration  and  Production  *  Certified   SEC   Reserves   Valuations

P. O. Box 743324

Dallas, Texas 75374

Tel/Fax(972)530-3930

novapet@tx.rr.com

June 12, 2017

Alamo Energy Corp.

3000 Wilcrest, Suite 220

Houston, Texas 77042

(713) 444-9168

RE:  “Certified SEC Reserves Report and Economic Valuation of Alamo Energy Corp. Oil and Gas Properties located in West Virginia” report dated April 30, 2016.

CONSENT OF TECHNICAL REPORT AUTHOR

Nova Resource, Inc. does hereby consent to the written disclosure of unmodified extracts of Nova’s technical report titled “Certified SEC Reserves Report and Economic Valuation of Alamo Energy Corp. Oil and Gas Properties located in Kentucky and Texas” dated July 30, 2012 (the “Technical Report”) within the Annual Report on Form 10-K of Alamo Energy Corp.

We, Nova Resource, Inc. and its officers, do hereby state that Nova Resource, Inc. and its officers generated the Technical Report and that Nova Resource, Inc. believes that the Technical Report states fairly and accurately the information in the Technical Report.

Nova Resource, Inc.

/s/ Joseph V. Rochefort

Joseph V. Rochefort

President

P.O. Box 743324

Dallas, Texas 75374

1

ALAMO ENERGY CORPORATION

Updated

Future Reserves and Income Attributable to Certain

Leasehold and Royalty Interests In

Valentine Lease

MAISEC Parameters As of

2695 Villa Creek Suite 265 Dallas,Texas 75023

Fax (972) 530-3930

Tel. (214) 543-6148

novapet@tx ..rr.com

April 30, 2016

2

April 30, 2016

ALAMO ENERGY CORPORATION

10497 Town and Country Way Suite 310

Houston, Texas U.S.A. 77024 April 30, 2016 (d)

Gentlemen:

At the request of Alamo Energy Corporation (Alamo), Nova Resource, Inc. has conducted an updated MAI review audit of Alamo Energy Corporation's supplied data regarding its reserves, valuation data and report as pertains to procedures and methodologies as described by Alamo as Alamo's proved reserves, future production and the discounted future net income as of April 30, 2016 regarding properties known as Alamo Energy's Oil and Gas Properties otherwise known as the Valentine # 1 lease and well, based upon the updated statements of Alamo, without independent verification, of their procedures and methodologies used in their MAI interpretations of definitions of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009·in the Federal Register (SEC regulations). Nova's audit of Alamo's estimates, completed on May 29 and 30, 2017 and presented here based upon Alamo's statements and supplied data and our review of their statements and supplied data, was prepared for Alamo's auditors. The estimated reserves shown herein represent Alamo's estimated net reserves attributable to the leasehold and royalty interests in certain properties as represented by Alamo as of April 30, 2016. The Alamo supplied report reviewed by Nova is Alamo's reserves determinations of such property and well and otherwise known as the properties (Alamo's the "Properties").

The report and properties referred to therein reviewed by Nova account for 100 percent working interest and 56.875 NRI of the Alamo reported total net proved natural gas hydrocarbons reserves as of April 30, 2016

.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as the "process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserves quantities."

Based upon our review, including Alamo's statements and data, technical processes and interpretations as presented by Alamo, it is our opinion that the overall procedures and methodologies utilized by Alamo in preparing their estimates of the proved reserves, future production and discounted future net income as of April 30, 2016 comply with the current standards for overall proved reserves, future production and discounted future net income for the reviewed report and properties as estimated by Alamo are, in the aggregate, reasonably within SPE auditing standards

.

3

ALAMO ENERGY CORPORATION

April 30, 2016 (d)

The estimated reserves and future net income amounts presented by Alamo are related to hydrocarbon prices. Alamo has informed us that in preparation of their reserve and income projections, as of April 30, 2016, they used average prices during the trailing 12-month period prior to the ending date of the period covered in their report, determined as the unweighted arithmetic averages of the prices in effect on the first-of-the-month for each month within such period or contracted prices where such exist as a result of defined contractual arrangements. Actual future prices may vary significantly from these prior prices, therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in the Alamo supplied report. The net reserves as estimated by Alamo and attributable to Alamo's interest in the properties as shown in the Alamo report reviewed and Alamo's statements are summarized as follows:

PARAMETERS

Estimated Net Reserves

Certain Leasehold and Royalty Interests of Alamo Energy Corporation's

Properties

As of April 30, 2016 updated
	Developed
	Producing	Non-Producing	Undeveloped	Total Proved

Net Reserves of Properties
Gas -MCF
Oil/Condensate-Bbls	17,002	0	0	17,002

	3,298	0	0	3,298

Total in (MCFE)35.00:1	132,432	0	0	132,432
SEC PV-10% (MCFE)($)
PV-10% Value (MCFE) $	$42,494	0	0	$42,494

TOTAL PV-10% VALUATION	$42,494	0	0	$42,494

Liquid hydrocarbons are expressed in thousands of standard 42 gallon barrels (Barrels). All gas volumes are reported on as "as sold basis" expressed in millions of cubic feet (MCF) at the official temperature and pressure bases of the areas in which the gas reserves are located. In the report, discounted future net income data are expressed as U.S. dollars ($). OGE is 35:1.

Reserves Included in the Report

In our opinion, the Alamo statements of their procedures and methodologies used by Alamo to determine their proved reserves conforms to standard definitions of reserves as set forth in the Securities and Exchange Commission's Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled "Petroleum Reserves Definitions" is included as an attachment to the report

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ALAMO ENERGY CORPORATION

April 30, 2016 (d)

The various proved reserve status categories are defined under the attachment entitled "Petroleum Reserves Definitions" in the report. The proved developed non-producing reserves included in the report consist of shut-in and behind pipe categories and Proved Un-developed are wells remaining to be drilled with reasonable certainty to by likely to produce similar volumes of reserves given the identical economic conditions that exist as of April 30, 2016.

Reserves are "estimated remaining quantities of oil and gas and related substances anticipated to be producible, as of a given date, by application of development projects to known accumulations." All reserve estimates involve and assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less that the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable statements and data supplied by Alamo and the geologic and engineering data available at the time of the estimate. Alamo's statements and data were taken as accurate without detailed audit of the statements and data supplied. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Alamo's request, only proved reserves attributable to the properties were reviewed.

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. The proved reserves were estimated using deterministic methods as described by Alamo. If deterministic methods are used, the SEC has defined reasonable certainty for proved reserves as a "high degree of confidence that the quantities will be recovered."

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that "as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery with time, reasonably certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease" given the statements and data available and taken as accurate". Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic change and risks. Therefore, the proved reserves are estimates only and should not be construed as being exact quantities, and if recovered, the revenues there from, and the actual costs related thereto, could be more or less than the estimated amounts.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with definitions set forth by the Securities and Exchange Commission Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.

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ALAMO ENERGY CORPORATION

April 30, 2016 (d)

Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount or reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property and MAI.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental method, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined as reasonable certainty wherein the "quantities actually recovered are much more likely than not to be achieved." This report referred only to estimates made by Alamo. "Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are likely as not to be recovered." "Possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves." All quantities of reserves within the same reserve category must meet the definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to factors such as changes in economic conditions, results on future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted.

The proved reserves for the properties as reviewed and that were estimated by Alamo and stated by Alamo and supplied by Alamo include performance methods, the volumetric method, analogy, or a combination of methods. The performance methods include, but may not be limited to, decline curve analysis that utilized extrapolations of historical production and pressure data available through April 30, 2015, in those cases where such data were considered to be definitive. The statements and data utilized in Alamo's analysis were furnished by Alamo and were considered factual and sufficient for the purpose. Other proved reserves were determined by the volumetric method, analogy, or a combination of methods.

100 percent of the proved developed non-producing and the proved un-developed reserves that were reviewed were estimated by Alamo by the analogy method. The data utilized from the analogies were considered sufficient for the purpose and were supplied by Alamo.

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_ I

ALAMO ENERGY CORPORATION

April 30, 2016 (d)

As stated previously, proved reserves must be anticipated to be producible from a given data forward based upon existing economic conditions including prices and costs at which producibility from a reservoir is to be determined. We have taken certain of Alamo's primary statements of their economic data as factual without audit and certain of Alamo's data as factual without audit.

The historical hydrocarbon prices and projected costs furnished by Alamo for the properties are based upon Alamo's statements that they used SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in the report, determined as the weighted arithmetic averages of their prices in effect on the first-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive of inflation adjustments, were used by Alamo until expiration of the contract. Upon contract expiration, the prices were adjusted by Alamo to the 12- month unweighted arithmetic average.

The initial SEC hydrocarbon prices in effect on April 30, 2015 for the properties were determined by Alamo using postings by the National Energy Administration's reported 12-month first-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold unless determined by contract. These benchmark prices are prior to the adjustments for differentials as described. Alamo has provided a detailed table which summarizes the "benchmark prices" and the "price reference" used by Alamo for the various "take points" within Appalachia and Texas. In certain cases, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used by Alamo to determine the future gross revenue for each property reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees, and/or distance from market, referred to as the "differentials." The differentials as supplied by Alamo were accepted as factual data and statements; however, we have not conducted and independent verification of the data or statements supplied and used by Alamo.

The average realized prices shown in the table below were determined by Alamo before production taxes and Alamo's estimate of the total reserves for the Appalachian area. The data shown is presented in accordance with requirements.

Geographic Area	Product	Average Realized Prices
Appalachia & Texas	Gas	$ 1.26 / MCF
	Oil	$ 43.14 / Bbl.

The effect of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Alamo's individual property evaluations.

Accumulated gas production imbalances, if any, were not taken into account in the proved gas reserve estimates. The proved gas volumes included herein do not attribute gas consumed in operations or by others as reserves.

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ALAMO ENERGY CORPORATION

April 30, 2016 (d)

Operating costs furnished by Alamo are based on the operating expense reports supplied by Alamo and include only costs directly applicable to the leases or wells or operations thereof. The operating costs include a portion of general and administrative costs allocated directly to the lease and wells. The operating costs furnished by Alamo were accepted as factual data and determined to be reasonable; however, we have not conducted and independent verification of the data or statements used or supplied by Alamo. No deductions were made for loan repayments, interests expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by Alamo are based upon authorizations for expenditures for the proposed work or actual costs for similar projects. The development costs furnished by Alamo were accepted as factual and reasonable; however, we have not conducted an independent verification of the data used by Alamo. Alamo's estimates of zero abandonment costs after salvage value for the onshore properties were accepted without independent verification. The abandonment costs should match the salvage value and therefore should equal zero after salvage; however, no warranty for this or for Alamo's estimation of abandonment estimates or other estimate is made.

The proved developed non-producing and undeveloped reserves for the properties reviewed have been incorporated herein in accordance with Alamo's stated plans to develop these reserves as of April 30, 2016. The implementation of Alamo's development plans as presented is subject to the approval process adopted by Alamo's management and funding source. As a result of our inquires during the course of our review of Alamo's plans, Alamo has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by Alamo and Alamo management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreements (JOA) requirements or other administrative approvals external to Alamo. Additionally , Alamo has informed us that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans to operate the properties.

The costs used by Alamo was held constant throughout the life of the properties.

Alamo's forecasts for future production rates are based on historical performance from wells currently on production in the region. Where no production decline trends have been established by Alamo due to the limited historical production records from wells on the properties, surrounding wells historical production records have been used and extrapolated to wells of the property. An estimated rate of decline was then applied by Alamo to depletion of the reserves.

Test data and other related information were used by Alamo to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Alamo. Wells or locations that are not currently producing may or may not start producing earlier or later than anticipated by Alamo estimates due to unforeseen factors causing such changes. Such factors may include further interpretation, delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies or other changes.

8

ALAMO ENERGY CORPORATION

April 30, 2016 (d)

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less that estimated because of changes including, but not limited to, accuracy of statements and data of Alamo, reservoir performance, operating conditions, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables, prices, or other constraints, which may be set by regulation.

Alamo operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but not be limited to, matter relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax which may be subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves and amounts of income to differ significantly from the estimated quantities.

The estimated proved reserves were based upon Alamo's statements, data and study supplied by Alamo related to interests owned by Alamo; however, we have not made any field examination of the properties. No consideration was given to potential environmental liabilities that may exist nor were any costs included by Alamo for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of Alamo are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel made certain statements, supplied certain data, assembled the data and maintained the data and work papers. We consulted with these technical personnel and were given access to certain of their data.

Alamo has informed us that they have furnished us all of the material accounts, records, geological and engineering data, reports and other statements and data in their possession required for this investigation. In performing our review of Alamo's forecast of future proved reserves, production and income, we have relied upon Alamo's statements and data furnished to us by Alamo as accurate without independent verification with respect to use of proper and accurate economics, property interests owned by Alamo, production and well tests from examined wells, reported direct costs of operating the wells or leases, other costs including ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices, and geological and engineering data supplied by Alamo. A review of such data for its reasonableness however, was not conducted by an independent verification of the statements or data furnished by Alamo. The statements and data furnished by Alamo are considered to be appropriate for the purpose of this review of Alamo's estimates of reserves and future net income of Alamo. In summary, the assumptions, data, methods and analytical procedures used by Alamo and reviewed by us are considered appropriate for Alamo's stated purpose, and we have used all such methods and procedures that were consider necessary and appropriate under the circumstances and purposes to render the conclusions as stated.

Audit Opinion

Based on the review, including statements and data, technical processes and methodologies stated and/or presented by Alamo, it is our opinion that the overall procedures and mythologies utilized by Alamo in preparing their estimates of the proved reserves, future production and discounted future net income as of April 30, 2016 to comply with current regulations and purposes and that the overall proved reserves, future production and discounted future net income for the reviewed properties as estimated by Alamo are, in the aggregate, reasonable within established SPE audit guidelines.

9

ALAMO ENERGY CORPORATION

April 30, 2016 (d)

Standards of Independence and Professional Qualifications

Nova is an independent petroleum geological, geophysical and engineering consulting firm that has been providing petroleum-consulting services throughout the world for over thirty years. Nova is an employee-owned incorporated firm and maintains offices in Dallas, Texas U.S.A. We have numerous engineers and geoscientists on our permanent staff as well as many outside staff. By virtue of our size and scope of worldwide activity and services and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision making process of our clients. We do not own interests in any of our client's properties. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Nova actively participates in industry-related professional societies and organizations and has been performing reserves evaluations according to SEC regulation for over twenty-five years for both major oil and gas corporations as well as mid-sized and small independent oil and gas companies worldwide. Many of our staff have authored or co-authored technical papers and reports on the subject of reserves related topics.

Nova staff engineers and geoscientists are required to receive the appropriate professional accreditation in the form of registered or certified professional engineer's license or a registered or certified professional geoscientist's credentials from an appropriate governmental authority or from the recognized self-regulating professional organizations.

Nova is independent with respect to Alamo. Neither we nor any of our employees have any interest in the subject properties, and neither the employment to do these services nor the compensation is contingent upon our reviews or estimates of reserves for any properties.

The results of this audit, presented herein, are based on technical review and analysis by teams of geoscientists and engineers from Nova. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the review of the reserves information discussed in this report, are included as an attachment to this letter.

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ALAMO ENERGY CORPORATION

April 30, 2016 (d)

Terms of Usage

The results of our third party review, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the regulations and intended for public disclosure as an exhibit in filings made by Alamo.

We have provided Alamo with a digital version of the original signed copy of this audit letter. In the event there are any differences between the digital version included in filings made by Alamo and the original signed letter , the original signed letter shall control and supercede the digital version.

The data and work papers used in the preparation and review report are available for examination by authorized parties in Alamo's offices.

Respectfully,

/s/ Joe Rochefort

CPG # 3358; CGP # 90;

QRE CT51-101; SIPES # 1901

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ALAMO ENERGY CORPORATION

April 30, 2016 (d)

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ALAMO ENERGY CORPORATION

April 30, 2016 (d)

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by a team of geoscientists and engineers from Nova Resource, Inc. Joseph V. Rochefort was the primary technical person responsible for overseeing the review of the estimate of reserves, future production and income.

Mr. Rochefort, the president of Nova Resource, Inc. (Nova), is responsible for coordinating and supervising staff and consultants of the company in ongoing reservoir evaluation studies worldwide. Before forming Nova, Mr. Rochefort served in a number of technical and managerial positions with Exxon, Sun, Arco, and Mobil, now ExxonMobil. Mr. Rochefort resume is available for review.

Mr. Rochefort graduated from both Texas Christian University and from Texas Tech University with BS degrees in geology and physics and a Masters degree in geology. Mr. Rochefort has achieved over thirty years of expertise in technical and managerial responsibilities in oil and gas reserves and reservoirs evaluation and has attained Certification as a Professional Petroleum Geologist # 3358, A Professional Petroleum Geophysicist # 90, and as a Qualified Reserves Evaluator under authority of CT51-101 and is Independent as shown by membership in SIPES with registration number # 1901. Mr. Rochefort has been designated an expert witness regarding oil and gas reserves evaluation in several judicial cases. Mr. Rochefort has written several internal guidelines regarding oil and gas reserves evaluations and has co-authored several technical articles and one book regarding hydrocarbon accumulations. Mr. Rochefort maintains his expertise in oil and gas reserves analysis by attending continuing education courses of at least 16 hours per year. Mr. Rochefort has created an internally generated course for staff pertaining to the formalized training related to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register. Mr. Rochefort has attended several training classes during 2010 and 2011 covering such topics as reservoir engineering, geoscience and petroleum economics evaluation methods, procedures, software and ethics to maintain his expertise as a Qualified Reserves Evaluator. Mr. Rochefort has been recognized by the SEC as a Qualified Reserves Evaluator for over 15 years.

Based upon his educational background, professional training and more than 30 years of experience in the estimation and evaluation and generation of reserves evaluation analyses of petroleum reserves, Mr. Rochefort has attained the professional qualifications and expertise as a Reserves Estimator and Reserves Auditor as set forth in Article Ill of the "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" promulgated by the Society of Petroleum Engineers and as a Qualified Reserves Evaluator under authority of CT51-101.

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PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

14

PETROLEUM RESERVES DEFINITIONS

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the "Modernization of Oil and Gas Reporting: Final Rule" in the Federal Register of National Archives and Records Administration (NARA). The "Modernization of Oil and Gas Reporting: Final Rule" includes revisions and additions to the definition section of Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The Modernization of Oil and Gas Reporting; Final Rule", including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the "SEC regulations". The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-1O(a) for complete definitions (direct passages excerpts in part or wholly from the aforementioned SEC document are incorporated herein in italics).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will ·be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under SEC regulations as of December 31, 2009 , or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oi land gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in 229.1202 Instruction to item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical and/or biological methods, and the use of miscible and immiscible displacement fluids as well as other methods

Reserves may be attributed to either conventional or unconventional petroleum accumulations . Petroleum accumulations are considered as to be either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coal seam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

The Securities and Exchange Commission Regulation S-X 210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. IN addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

15

PETROLEUM RESERVES DEFINITIONS

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs Isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from known accumulation by a non-productive reservoir (ie., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.§L.. potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X 210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations - prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, bejudged to be continuous with it and to contain economically producible oil and gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

And

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by:

SOCIETY OF PETROLEUM ENGINEERS (SPE) WORLD PETROLEUM COUNCIL (WPC)

AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)

SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and SPE_PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulations S-X 210.4-10(a)(6) defines developed oil and gas reserves as follows

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii)	Through installed extraction equipment and infrastructure operational at the time or the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operations.

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RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing (PDNP)

Developed Non-Producing reserves include shut-in and behind-pipe reserves

.

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate, but which have not started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X 210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion .

(i)	reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii)	Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii)	Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery techniques is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section," or by other evidence using reliable technology establishing reasonable certainty.

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